Exhibit 99.1

Verona Pharma plc

Interim Results for the Six Months Ended June 30, 2017 and Clinical Development Update

Completed US IPO

Continues to advance lead candidate RPL554 with four clinical trials commenced

August 8, 2017, London — Verona Pharma plc (AIM: VRP) (NASDAQ: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces today a clinical development update and interim results for the six months ended June 30, 2017.

The Company’s lead product candidate RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (“COPD”) and cystic fibrosis (“CF”), and potentially asthma.

CLINICAL AND DEVELOPMENT HIGHLIGHTS

•                  Obtained approval for and commenced (post-period) a 4-week, Phase 2b dose-ranging clinical trial in Europe in approximately 400 patients to investigate the efficacy, safety, and dose-response of nebulized RPL554 for the maintenance treatment of COPD, with top-line data expected in the second half of 2018;

•                  Commenced a Phase 2a clinical trial evaluating RPL554 as an add-on therapy to tiotropium (Spiriva®), a commonly used long-acting bronchodilator, for the treatment of COPD. Dosing is completed and top-line data is expected in the fourth quarter of 2017;

•                  Commenced a Phase 1 clinical pharmacokinetic (“PK”) trial in the United States following acceptance of an Investigational New Drug application (“IND”) by the US Food and Drug Administration (“FDA”) for RPL554. Dosing is completed and top-line data is expected in the fourth quarter of 2017;

•                  Commenced a Phase 2a clinical study to evaluate the PK and pharmacodynamic (“PD”) profile and tolerability of RPL554 in up to 10 CF patients as well as examine the effect on lung function. Top-line data is expected in the first half of 2018;

•                  Initiated development of RPL554 as dry powder inhaler (“DPI”) and metered dose inhaler (“MDI”) formulations for maintenance treatment of COPD; and

•                  Entered into a global strategic services agreement with QuintilesIMS, in which QuintilesIMS agreed to serve as sole provider of core clinical trial services for Verona Pharma’s RPL554 clinical development programs. Verona Pharma will also have access to QuintilesIMS’ global commercial insights when developing its market access strategy in the United States and globally for RPL554.

CORPORATE AND FINANCIAL HIGHLIGHTS

•                  Successfully raised £70 million ($90 million) gross, through a global offering comprising an initial public offering (“IPO”) on the NASDAQ Global Market (“NASDAQ”), and a concurrent European private placement, together with a shareholder private placement;

•                  Verona Pharma American Depositary Shares (“ADSs”) now listed on NASDAQ under the symbol VRNA; each ADS represents 8 Verona ordinary shares;

•                  Net cash, cash equivalents and short-term investments at June 30, 2017 amounted to £94.6 million (December 31, 2016: £39.8 million);

•                  Strengthened management team through the addition of Richard Hennings as Commercial Director and Dr Desiree Luthman as VP Regulatory Affairs;

•                  For the six months ended June 30, 2017, reported operating loss of £10.9 million (first half of 2016: £1.9 million) and reported loss after tax of £5.1 million (first half of 2016: loss after tax of £1.8 million), reflecting the preparation and initiation of clinical trials and expansion of the team;

•                  Reported loss per share of 7.3 pence for the six months ended June 30, 2017 (first half of 2016: loss per share 8.7 pence);

•                  Net cash used in operating activities for the six months ended June 30, 2017 of £8.2 million (first half of 2016: £2.2 million) reflecting increased clinical activities; and

•                  Shareholders at the General Meeting on February 8, 2017 approved a 50 for 1 consolidation of the Company’s ordinary shares.

Dr. Jan-Anders Karlsson, CEO of Verona Pharma, commented:

“It has been a transformative six months for Verona Pharma. Not only have we successfully completed our IPO of ADSs on NASDAQ, but we have also commenced four clinical trials with our lead candidate RPL554, including our first clinical study in the United States following FDA acceptance of our IND application and have continued to expand our senior management.

We now have the team and funding to deliver a comprehensive package of Phase 2b data for nebulized RPL554 as maintenance therapy for both COPD and CF, as well as for the treatment of acute exacerbations of COPD. We are developing additional formulations of RPL554 that we believe would significantly extend the commercial opportunity in COPD and other respiratory indications. We look forward to updating the market on multiple clinical data points in this and coming years.”

An electronic copy of the interim results will be made available today on the Company’s website (http://www.veronapharma.com). This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

-Ends-

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs.

Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD) and cystic fibrosis (CF), and potentially asthma.

Forward Looking Statements

This press release and accompanying Chairman and Chief Executive’s Joint Statement contain forward-looking statements. All statements contained in this press release and accompanying Chairman and Chief Executive’s Joint Statement that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the US IPO and clinical developments boding well for our future, the timing of top-line data for our clinical trials of RPL554, our ability to deliver a package of comprehensive Phase 2b data for RPL554, the ability of additional formulations of RPL554 to significantly extend the commercial opportunity for RPL554, our ability to update the market on multiple clinical data points, the treatment potential for RPL554 for asthma and other respiratory diseases, the successful progression of RPL554 through Phase 2b development, the value of the United States as a commercial market for RPL554, the timing and design of future clinical trials for RPL554, and our planned use of proceeds from the Global Offering and Shareholder Private Placement.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable. These and other important factors under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission (“SEC”) on April 28, 2017 relating to our Registration Statement on Form F-1, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker) Aubrey Powell / James White / Alex Laughton-Scott	Tel: +44 (0)20 7496 3000

ICR, Inc. (US Media and Investor Enquiries)
Darcie Robinson	Tel: +1 203 682 8379 Darcie.Robinson@icrinc.com
Stephanie Carrington	Tel: +1 646 277 1282 Stephanie.Carrington@icrinc.com

FTI Consulting (UK Media and Investor Enquiries) Simon Conway / Stephanie Cuthbert / Natalie Garland-Collins	Tel: +44 (0)20 3727 1000 veronapharma@fticonsulting.com

CHAIRMAN AND CHIEF EXECUTIVE’S JOINT STATEMENT

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Our product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4, or PDE3 and PDE4, that acts as both a bronchodilator and an anti-inflammatory agent in a single compound, giving it a dual mechanism of action to improve lung function. If successful, RPL554 would represent the first novel class of bronchodilator developed in decades, and at the same time have anti-inflammatory effects. RPL554 has been well tolerated in our clinical trials, and has not been observed to result in the gastrointestinal or other side effects commonly associated with PDE4 inhibition.

We are developing RPL554 for the treatment of COPD and CF. We may also explore, alone or with a collaborator, the development of RPL554 to treat asthma and other respiratory diseases.

Over the last six months we have initiated four clinical trials of nebulized RPL554; these trials form an important starting point for what we anticipate will be the successful progression of RPL554 through Phase 2b of its clinical development. This programme of work has included the FDA’s acceptance of our IND for RPL554, enabling us to initiate clinical development work in the United States, which we believe is the most valuable commercial market for RPL554. This stage of development builds on previously completed studies in 282 subjects which have shown RPL554 to be effective in improving lung function whilst also being well tolerated. The four studies currently ongoing, using a nebulized formulation of RPL554, are as follows:

•                  In February 2017, we commenced a Phase 2a clinical trial of RPL554 in the United Kingdom for the maintenance treatment of COPD. This trial is evaluating RPL554 as an add-on therapy to tiotropium (Spiriva®), a commonly used long-acting bronchodilator, in approximately 30 patients. Dosing is completed and we expect to report top-line data from this trial in the fourth quarter of 2017.

•                  In June 2017, we commenced a single-dose PK trial of RPL554 in approximately 12 healthy volunteers in the United States, following acceptance of an IND by the FDA for RPL554, to establish the oral bioavailability of the swallowed portion of an inhaled dose of RPL554. Dosing is completed and we expect to report top-line data from this study in the fourth quarter of 2017.

•                  In July 2017, we commenced a four-week Phase 2b dose ranging clinical trial in Europe in approximately 400 patients, to evaluate RPL554 for the maintenance treatment of COPD, comparing RPL554 to placebo. We expect to report top-line data from this trial in the second half of 2018.

•                  In March 2017, we commenced a Phase 2a single dose PK and PD trial in the United Kingdom evaluating RPL554 in up to 10 CF patients and expect to report top-line data from this trial in the first half of 2018.

In addition, we plan to commence a longer Phase 2b dose-ranging clinical trial of RPL554 for the maintenance treatment of COPD in the second half of 2018. In this trial, we plan to evaluate RPL554 as an add-on therapy to standard COPD treatment in patients with COPD. We are also developing RPL554 as an add-on therapy to short-acting bronchodilators and other commonly used therapies for the treatment of hospitalized patients with acute exacerbations of COPD. We plan to commence a Phase 2 clinical trial in the United States for RPL554 in this indication in the second half of 2018. We also plan to commence a proof-of-concept Phase 2b trial in patients with CF in 2018.

In addition to our nebulized formulation of RPL554, we are also developing RPL554 in both DPI and MDI formulations for the maintenance treatment of COPD. We believe these formulations may enable the Company to address a larger COPD market segment than can be addressed through the nebulizer formulation. We may explore the development of RPL554 in these formulations for the treatment of CF and other respiratory diseases.

In May 2017, we announced that we had successfully completed a global offering, consisting of the initial public offering in the United States and listing on NASDAQ of our ADSs, with each ADS representing eight ordinary shares, and the private placement in Europe of our ordinary shares (the Global Offering). Existing and new healthcare focused, US-based investment firms participated in the Global Offering and our ADSs are listed on NASDAQ under the symbol “VRNA”. At the same time as the Global Offering we closed a separate private placement of our ordinary shares with certain existing shareholders (the “Shareholder Private Placement”). Through the Global Offering and shareholder private placement, including additional ADSs sold upon the exercise by the underwriters of their option to purchase additional ADSs, we raised approximately $90 million before deducting underwriting discounts and commissions and expenses payable by us. These proceeds, together with our cash and cash equivalents, will be used to fund our planned clinical trials of RPL554 for the treatment of COPD and CF, current and future research and development activities and for working capital and other general corporate purposes.

In the first six months of the year we are pleased to have also strengthened our management team through the addition of commercial and regulatory expertise. In March 2017, we hired Mr Richard Hennings as our Commercial Director and in June 2017 we hired Dr Desiree Luthman as our Vice President of Regulatory Affairs. We have also entered into a global strategic services agreement with QuintilesIMS, a leading provider of biopharmaceutical development and commercial outsourcing services, in which QuintilesIMS has agreed to serve as sole provider of core clinical trial services for our RPL554 clinical development programs, beginning with the ongoing four-week Phase 2b dose-ranging clinical trial for the maintenance treatment of COPD in Europe and the single-dose PK trial in the United States. We will also have access to QuintilesIMS’ global commercial insights when developing our market access strategy in the United States and globally for RPL554.

In April 2017, we also announced the retirement of Dr Patrick Humphrey from the Board as a Non-Executive Director.

For the six months ended June 30, 2017 the Company recorded a loss after tax of £5.1m (2016: loss of £(1.8)m) and a loss per share of (7.3)p (2016: loss of (8.7)p). Net cash outflows from operating activities during the six month period ended June 30, 2017 were £(8.2)m (2016: outflow of £(2.2)m), and at June 30, 2017 the Company held cash, cash equivalents and short term investments of £94.6m (2016: £39.8m).

OUTLOOK

Having successfully completed a Global Offering and IPO on NASDAQ, we believe that we now have the team and funding in place to deliver a comprehensive package of Phase 2b data for nebulized RPL554 as maintenance therapy for both COPD and CF, as well as for the treatment of acute exacerbations of COPD. We are also developing DPI and MDI formulations of RPL554 which we believe would significantly extend the commercial opportunity in COPD and other respiratory indications, as we believe RPL554’s properties as a dual inhibitor of PDE3 and PDE4 give it broad potential applicability in this therapeutic area. Additionally, we are seeking strategic collaborative relationships and opportunities to acquire or in-license product candidates for the treatment of additional unmet clinical needs in respiratory diseases.

Dr David Ebsworth	Dr Jan-Anders Karlsson
Chairman	CEO
August 8, 2017	August 8, 2017

FINANCIAL REVIEW

Financial review of the three and six months periods ended June 30, 2017

Three months ended June 30, 2017

The operating loss for the three months ended June 30, 2017 was £(6.8)m (2016: £(0.9)m) and the loss after tax for the period was £(3.2)m (2016: £(0.8)m).

Research and development costs for the three months ended June 30, 2017 were £(4.8)m (2016: £(0.5)m), an increase of £4.3m. This increase related to the expense of preparation for, initiation and progression of clinical trials as well as the build-out of the management team, including the expansion of clinical and regulatory capacity in the United States. Included in the increase was an amount of £(0.4)m related to share-based payment charges (2016: £(0.0)m).

General and administrative costs for the three months ended June 30, 2017 were £(2.0)m (2016: £(0.4)m), an increase of £1.6m. This increase included certain expenses relating to the Global Offering and shareholder private placement which completed in May 2017, together with an expansion in the commercial and administrative structure of the Company. Included in the increase was an amount of £(0.3)m related to share-based payment charges (2016: £(0.1)m).

Finance income for the three months ended June 30, 2017 was £3.4m (2016: £0.0m). The increase in Finance income was primarily due to a decrease in the fair value of the warrant liability of £3.4m caused by changes in the underlying assumptions for measuring the liability of the warrant, including the price and volatility of the Company’s shares, the unwinding of the expected life of the warrant, as well as a small reduction in the number of the warrants outstanding.

Finance expense for the three months ended June 30, 2017 was £0.8m (2016: £0.1m). The increase was primarily due to increased losses following changes in exchange rates as well as an increase in the calculated value of the assumed contingent obligation resulting from the Vernalis licence agreement.

Taxation for the three months ended June 30, 2017 amounted to a credit of £1.0m (2015: £0.1m), an increase in the credit amount of £0.9m. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Six months ended June 30, 2017

The operating loss for the six months ended June 30, 2017 was £(10.9)m (2016: loss of £(1.9)m) and the loss after tax for the period was £(5.1)m (2016: loss of £(1.8)m).

Research and development costs for the six months ended June 30, 2017 were £(7.9)m (2016: £(1.2)m), an increase of £6.7m. This increase related to the expense of preparation for, and initiation and progression of clinical trials as well as the build-out of the team, including the expansion of clinical and regulatory capacity in the United States. Included in the increase was an amount of £(0.6)m related to share-based payment charges (2016: £(0.1)m).

General and administrative costs for the six months ended June 30, 2017 were £(3.0)m (2016: £(0.7)m), an increase of £2.3m. This increase included certain expenses relating to the Global Offering and Shareholder Private Placement completed in May 2017, together with an expansion in the commercial and administrative structure of the Company. Included in the increase was an amount of £(0.4)m related to share-based payment charges (2016: £(0.1)m).

Finance income for the six months ended June 30, 2017 was £5.2m (2016: £0.0m). The increase in Finance income was primarily due to a decrease in the fair value of the warrant liability of £5.1m caused by changes in the underlying assumptions for measuring the liability of the warrant, including the price and volatility of the Company’s shares, the unwinding of the expected life of the warrant, as well as a small reduction in the number of the warrants outstanding.

Finance expense for the six months ended June 30, 2017 was £(1.0)m (2016: £(0.1)m). The increase was primarily due to increased losses following changes in exchange rates as well as an increase in the calculated value of the assumed contingent obligation resulting from the Vernalis licence agreement.

Taxation for the six months ended June 30, 2017 amounted to a credit of £1.6m (2015: £0.3m), an increase in the credit amount of £1.3m. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure, and the increase in the credit amount was primarily attributable to our increased expenditure on research and development.

Cash Flow - Operating activities: net cash used by operating activities increased by £6.0m to £(8.2)m for the six months period ended June 30, 2017 compared to £(2.2)m for the six month period ended June 30, 2016. This increase is due to the increases in both research and development, and general and administrative expenses described above.

Cash Flow - Investing activities: net cash used in investing activities for the six month period ended June 30, 2017 amounted to £32.1m, reflecting the placing of funds on term deposits with maturity of greater than 3 months together with certain patent costs, compared to £(0.1)m for the six months ended June 30, 2016.

Cash Flow - Financing activities: net cash inflow from financing activities for the six month period ended June 30, 2017 amounted to £63.5m and relates to the net proceeds from the Global Offering and Shareholder Private Placement that completed on May 2, 2017. For the period ended June 30, 2016 the net cash outflow of £21 thousand related to expense prepayments for a private funding round that took place in July of 2016.

Financial position

As at June 30, 2017 Verona Pharma plc and its subsidiaries had approximately £94.6m in cash, cash equivalents and short-term investments (December 31, 2016: £39.8m).

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE

INCOME FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2016 AND JUNE 30, 2017

	Notes	Three months ended June 30, 2016 (unaudited)		Three months ended June 30, 2017 (unaudited)		Six months ended June 30, 2016 (unaudited)		Six months ended June 30, 2017 (unaudited)
		£		£		£		£
Research and development costs		(522,136)		(4,838,167)		(1,244,715)		(7,942,855)
General and administrative costs		(350,453)		(1,968,617)		(661,114)		(3,000,924)
Operating loss		(872,589)		(6,806,784)		(1,905,829)		(10,943,779)
Finance income	9	2,492		3,439,511		7,375		5,204,518
Finance expense	9	(77,255)		(796,822)		(147,910)		(978,107)
Loss before taxation		(947,352)		(4,164,095)		(2,046,364)		(6,717,368)
Taxation — credit	11	130,085		963,765		284,977		1,603,453
Loss for period		(817,267)		(3,200,330)		(1,761,387)		(5,113,915)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss.
Exchange differences on translating foreign operations		12,376		(9,778)		15,866		(14,037)
Total comprehensive loss for the period attributable to owners of the Company		(804,891)		(3,210,108)		(1,745,521)		(5,127,952)
Loss per ordinary share — basic and diluted (pence)	10	(4.0	)p	(3.6	)p	(8.7	)p	(7.3	)p

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND JUNE 30, 2017

	Notes	As of December 31, 2016 (audited)	As of June 30, 2017 (unaudited)
		£	£
ASSETS
Non-current assets:
Property, plant and equipment		13,838	12,703
Intangible assets		1,876,684	1,961,631
Goodwill		441,000	441,000
		2,331,522	2,415,334
Current assets:
Prepayments and other receivables		2,958,587	2,434,900
Current tax receivable		1,067,460	2,809,932
Short term investments	6	—	31,956,817
Cash and cash equivalents		39,785,098	62,613,988
		43,811,145	99,815,637
Total assets		46,142,667	102,230,971

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		2,568,053	5,244,203
Share premium		58,526,502	118,721,212
Share-based payment reserve		2,101,790	3,070,095
Accumulated loss		(28,728,038)	(33,855,990)
Total equity		34,468,307	93,179,520

Current liabilities:
Trade and other payables		2,823,489	5,308,334
Tax payable — US operations		126,063	97,762
Derivative financial instrument	7	7,922,603	2,809,670
Total current liabilities		10,872,155	8,215,766
Non-current liabilities:
Assumed contingent obligation	8	802,205	835,685
Total non-current liabilities		802,205	835,685
Total equity and liabilities		46,142,667	102,230,971

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS FOR

THE SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2017

	Six months ended June 30, 2016 (unaudited)	Six months ended June 30, 2017 (unaudited)
	£	£
Cash used in operating activities:
Loss before taxation	(2,046,364)	(6,717,368)
Finance income	(7,375)	(5,204,518)
Finance expense	147,910	978,107
Share-based payment charge	177,962	968,305
Decrease/(increase) in prepayments and other receivables	15,503	(978,585)
(Decrease)/increase in trade and other payables	(539,372)	2,930,239
Depreciation of plant and equipment	5,095	2,881
Amortization of intangible assets	26,092	32,152
Cash used in operating activities	(2,220,549)	(7,988,787)
Cash outflow from taxation	(14,057)	(165,593)
Net cash used in operating activities	(2,234,606)	(8,154,380)

Cash flow from investing activities:
Interest received	7,375	67,027
Purchase of plant and equipment	(1,640)	(1,747)
Payments for patents	(84,934)	(117,100)
Short term investments	—	(32,035,023)
Net cash used in investing activities	(79,199)	(32,086,843)

Cash flow from financing activities:
Gross proceeds from issue of shares	—	69,884,838
Transaction costs on issue of shares and warrants	(20,724)	—
Transaction costs on Global Offering	—	(6,356,529)
Net cash (used) / generated from financing activities	(20,724)	63,528,309

Net (decrease) / increase in cash and cash equivalents	(2,334,529)	23,287,086
Cash and cash equivalents at the beginning of the period	3,524,387	39,785,098
Effect of exchange rates on cash and cash equivalents	15,866	(458,196)
Cash and cash equivalents at the end of the period	1,205,724	62,613,988

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND JUNE 30, 2017

	Share capital	Share premium	Share-based payment reserve	Total Accumulated losses	Total Equity
	£	£	£	£	£
Balance at January 1, 2016	1,009,923	26,650,098	1,525,897	(23,752,204)	5,433,714
Loss for the period				(1,761,387)	(1,761,387)
Other comprehensive income for the period:
Exchange differences on translating foreign operations	—	—	—	15,866	15,866
Total comprehensive loss for the period	—	—	—	(1,745,521)	(1,745,521)
Share-based payments	—	—	177,962	—	177,962
Balance at June 30, 2016	1,009,923	26,650,098	1,703,859	(25,497,725)	3,866,155

Balance at January 1, 2017	2,568,053	58,526,502	2,101,790	(28,728,038)	34,468,207
Loss for the period				(5,113,915)	(5,113,915)
Other comprehensive income for the period:
Exchange differences on translating foreign operations	—	—	—	(14,037)	(14,037)
Total comprehensive loss for the period				(5,127,952)	(5,127,952)
New Share Capital issued	2,676,150	67,647,737	—	—	70,323,887
Transaction costs on new Share Capital issued	—	(7,453,027)	—	—	(7,453,027)
Share-based payments	—	—	968,305	—	968,305
Balance at June 30, 2017	5,244,203	118,721,212	3,070,095	(33,855,990)	93,179,520

The currency translation reserve is currently not material and as such is not presented in a separate reserve but has been included in the total accumulated losses reserve.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

VERONA PHARMA PLC
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

1. General information

On February 10, 2017 the Company effected a 50-for-1 consolidation of its shares. All references to ordinary shares, options and warrants, as well as share, per share and related information in these consolidated financial statements have been retroactively adjusted to reflect the consolidation as if it had occurred at the beginning of the earliest period presented.

On May 2, 2017 the Company announced the closing of its global offering of an aggregate of 47,399,001 new ordinary shares, consisting of the initial public offering in the United States of 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and the private placement in Europe of 1,255,001 ordinary shares at a price of £1.32 per ordinary share, for gross proceeds of $80.0 million (the “Global Offering”). Each ADS offered represents eight ordinary shares of the Company. The ordinary shares offered were allotted and issued in a concurrent private placement in Europe and other countries outside of the United States and Canada.

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in a shareholder private placement separate from the Global Offering (the “Shareholder Private Placement”), contingent on and concurrent with the Global Offering and generating additional gross proceeds of £335 thousand.

On May 15 and May 23, 2017, pursuant to the Global Offering, the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS, for additional gross proceeds of $9.9 million bringing the total gross proceeds in the Global Offering to $89.9 million (£70.0 million). Including the Shareholder Private Placement, the total gross proceeds of the capital raising amounted to $90.3 million (£70.3 million).

Following the Global Offering and the Shareholder Private Placement the number of ordinary shares in issue was 104,884,068.

The ADSs began trading on the NASDAQ Global Market under the ticker symbol “VRNA” on April 27, 2017. Verona Pharma’s ordinary shares continue to trade on the AIM market of the London Stock Exchange (“AIM”) under the symbol “VRP”.

2. Basis of accounting

The unaudited condensed consolidated interim financial statements of Verona Pharma Plc (the “Company”) and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together “the Group”), for the six months ended June 30, 2017 do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2016.

These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on August 8, 2017. There have been no changes, except as otherwise stated, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2016, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held as of June 30, 2017, believes the Group has sufficient funds to continue as a going concern for at least 12 months from the end of the reporting period.

The Group’s activities and results are not exposed to any seasonality. The Company operates as a single operating and reportable segment.

Dividend

The Directors do not recommend the payment of a dividend for the six months ended June 30, 2017 (Six months ended June 30, 2016: £Nil; year ended December 31, 2016: £Nil).

Update to accounting policies: Short Term Investments

Short term investments include fixed term deposits held at banks and other investments with original maturities of three months or more but less than a year. They are classified as loans and receivables and are measured at amortised cost using the effective interest method.

3. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended December 31, 2016. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.

4. Financial Instruments

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; and credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016.

5. Estimates

The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2016.

6. Short term investments

The short term investments as at June 30, 2017 amounted to a total of £31,957 thousand (December 31, 2016: £ nil) and consisted of fixed term deposits, in both US Dollars and UK Pounds.

7. Warrants

Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price or £1.7238. The warrant holders can opt for a cashless exercise of their warrants. The warrant holders can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued.

At December 31, 2016 warrants over 12,446,370 shares were in effect. During the 6 months ended June 30, 2017 warrants over 45,108 shares were forfeited.

	At December 31, 2016	At June 30, 2017
Warrants	12,446,370	12,401,262
Stock price	£1.5650	£1.1400
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.088%	0.36%
Expected life of options	2.43 years	2.04 years
Annualized volatility	73.53%	58.61%
Dividend rate	0.00%	0.00%

As per the reporting date the Company updated the underlying assumptions and calculated a fair value of these warrants, using Black-Scholes (level 3), amounting to £2,810 thousand.

The variance for the six month period ending June 30, 2017 was £5,113 thousand (six month period ending June 30, 2016: £ nil) and is recorded as finance income in the Consolidated Statement of Comprehensive Income. Of this amount a total of £12 thousand related to the warrants that were forfeited.

The variance for the three month period ending June 30, 2017 was £3,382 thousand (three month period ending June 30, 2016: £ nil) and is recorded as finance income in the Consolidated Statement of Comprehensive Income. Of this amount a total of £12 thousand related to the warrants that were forfeited.

Derivative financial instrument
£
At December 31, 2016
Derivative financial instrument	7,922,603
Fair value adjustments recognized in profit or loss	(5,112,933)
At June 30, 2017	2,809,670

For the amount recognized at June 30, 2017, the effect, when some of these underlying parameters would deviate up or down, is presented in the below table.

	Volatility (up / down 10 % pts)	Time to maturity (up / down 6 months)
	£ thousands	£ thousands
Variable up	3,593	3,336
Base case, reported fair value	2,810	2,810
Variable down	1,993	2,174

8. Assumed contingent obligation related to the business combination

The value of the assumed contingent obligation as of June 30, 2017 amounted to £835,685 (December 31, 2016: £802,205).

The increase in value of the assumed contingent obligation during the six months ended June 30, 2017 amounted to £33,480 (six months ended June 30, 2016: £147,910) and was recognized as a finance expense.

	June 30, 2016	June 30, 2017
	£	£
January 1,	593,941	802,205
Re-measurement of contingent arrangement	86,128	—
Impact of changes in foreign exchange rates	20,915	(12,803)
Unwinding of discount factor	40,867	46,283
Period end	741,851	835,685

There is no material difference between the fair value and carrying value of the financial liability.

The table below describes the reported change to the value of the liability during the first six months of 2017 of £33,480 compared to what this number would be following the presented variations to the underlying assumptions:

Change in value of the assumed contingent obligation for the reported period	£33,480
1% lower discount rate %	£31,102
1% higher discount rate %	£35,476
10% lower revenue assumption	£33,374
10% higher revenue assumption	£33,586
1% lower assumed probability of progression	£31,826
1% higher assumed probability of progression	£35,134

The increase in value of the assumed contingent obligation during the three months ended June 30, 2017 amounted to £14,507 (three months ended June 30, 2016: £77,255) and was recognized as a finance expense.

9. Finance income and expense

	Three months ended June 30, 2016	Three months ended June 30, 2017	Six months ended June 30, 2016	Six months ended June 30, 2017
	£	£	£	£
Finance income:
Interest received on cash balances	2,492	57,435	7,375	91,585
Fair value adjustment on derivative financial instrument (note 7)	—	3,382,076	—	5,112,933
Total finance income	2,492	3,439,511	7,375	5,204,518

	Three months ended June 30, 2016	Three months ended June 30, 2017	Six months ended June 30, 2016	Six months ended June 30, 2017
	£	£	£	£
Finance expense:
Re-measurement of contingent arrangement (note 8)	—	—	86,128	—
Impact of changes in foreign exchange rates on the contingent arrangement (note 8)	54,953	(8,838)	20,915	(12,803)
Unwinding of discount factor related to the contingent arrangement (note 8)	22,302	23,345	40,867	46,283
Foreign exchange loss on receivables relating to financing activities (note 12)	—	486,431	—	486,431
Foreign exchange loss on translating other foreign currency denominated balances	—	295,884	—	458,196
Total finance expense	77,255	796,822	147,910	978,107

10. Loss per share calculation

The basic loss per share of 7.3p (June 30, 2016: loss of 8.7p) for the six months ended June 30, 2017 is calculated by dividing the loss for the six months ended June 30, 2017 by the weighted average number of ordinary shares in issue of 70,143,171 during the 6 months ended June 30, 2017 (June 30, 2016: 20,198,469).

The basic loss per share of 3.6p (June 30, 2016: loss of 4.0p) for the three months ended June 30, 2017 is calculated by dividing the loss for the three months ended June 30, 2017 by the weighted average number of ordinary shares in issue of 88,516,972 during the three months ended June 30, 2017 (June 30, 2016: 20,198,469). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

11. Taxation

The tax credit for the six month period ended June 30, 2017, amounts to £1,603 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the six month period ended June 30, 2017 for an amount of £1,742 plus a tax expense of £139 thousand related to the US operations (six month period ended June 30, 2016: £285 thousand tax credit, comprising £290 thousand for research and development tax credit, less £5 thousand expense for tax on US operations).

The tax credit for the three month period ended June 30, 2017, amounts to £964 thousand, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended June 30, 2017 for an amount of £1,073 plus a tax expense of £109 thousand related to the US operations (three month period ended June 30, 2016: £130 thousand tax credit, comprising £132 thousand for research and development tax credit, less £2 thousand expense for tax on US operations).

12. Issuance of Share Capital

On May 2, 2017 the Company announced the closing of its Global Offering of an aggregate of 47,399,001 new ordinary shares, comprising 5,768,000 American Depositary Shares (“ADSs”) at a price of $13.50 per ADS and 1,255,001 ordinary shares at a price of £1.32 per ordinary share. During May 2017 the underwriters purchased an additional 733,738 ADSs, representing 5,869,904 ordinary shares, at a price of $13.50 per ADS. The total gross proceeds in the Global Offering amounted to $89.9 million (£70.0 million).

In addition, the Chairman of Verona Pharma’s board of directors, Dr David Ebsworth, and an existing shareholder agreed to subscribe for 254,099 new ordinary shares at a price of £1.32 per ordinary share in the Shareholder Private Placement, contingent on and concurrent with the Global Offering and generating gross proceeds of £0.3m.

Following the Global Offering, the exercise of the over-allotment and the Shareholder Private Placement, as per the reporting date of June 30, 2017, the number of ordinary shares in issue was 104,884,068. All new ordinary shares rank pari passu with existing ordinary shares.

Where there is a time and foreign exchange difference between proceeds from a share issue becoming due and being received, the movement is taken to Finance income or Finance expense as appropriate. In respect of the Global Offering and Shareholder Private Placement, the Company recorded a finance expense of £439,049 arising from movements in exchange rates on funds receivable, offset by a saving on commission payable of £30,822, for a net finance expense of £408,277.

13. Share option scheme

During the six months ended June 30, 2017 and following the Global Offering the Company granted a total of 4,656,828 share options and 1,052,236 Restricted Stock Units (“RSUs”) (six months ended June 30, 2016 the Company granted a total of 292,000 share options, and nil RSUs). The numbers presented reflect ordinary shares although some of grants made in 2017 are in ADSs. Each ADS represents eight ordinary shares.

The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	Six months ended June 30, 2016	Weighted average exercise price	Six months ended June 30, 2017
	£		£
Outstanding at January 1	1.78	1,792,000	1.87	3,037,333
Granted during the period	2.45	292,000	1.32	4,656,828
Expired during the period	2.40	(100,000)	1.90	(33,333)
Number of outstanding options	1.85	1,984,000	1.53	7,660,828

The movement in the number of the Company’s RSUs is set out below:

	Weighted average exercise price	Six months ended June 30, 2016	Weighted average exercise price	Six months ended June 30, 2017
	£		£
Outstanding at January 1	n/a	—	—	—
Granted during the period	—	—	1.32	1,052,236
Expired during the period	—	—	—	—
Number of outstanding RSUs	n/a	—	1.32	1,052,236

The share-based payment expense for the three months ended June 30, 2017 was £693,991 (three months ended June 30, 2016: £106,613).  The share-based payment expense for the six months ended June 30, 2017 was £968,305 (six months ended June 30, 2016: £177,962).

The options and RSUs granted during the six months ended June 30, 2017, were awarded under the Company’s 2017 Long Term Incentive Plan with total fair values estimated using the Black-Scholes option-pricing model of £4.8m. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black-Scholes valuation of share options and RSUs granted in the six months ended June 30, 2017.

	Share options	RSU
	Issued in the six months ended June 30, 2017	Issued in the six months ended June 30, 2017
Options / RSUs granted	4,656,828	1,052,236
Risk-free interest rate	0.29% - 0.62%	0.42% - 0.62%
Expected life of options / RSUs	5.5 – 7.0 years	5.5 – 7.0 years
Annualized volatility	71.3% - 73.3%	71.3% - 73.1%
Dividend rate	0.00%	0.00%
Vesting period	3 and 4 years	3 and 4 years

14. Related party transactions

In the six months ended June 30, 2016, and 2017, executive directors received regular salaries, post-employment benefits and share-based payments. Additionally, non-executive directors received compensation for their services in the form of cash compensation and equity grants. The compensation costs for the Directors and senior staff for the six months ended June 30, 2016 and 2017 was as follows:

		Short term employee	Share-based	Post- employment
		benefits	payments	benefits	Total
		(in £ thousands)
Six months ended June 30, 2016	Directors	197	95	5	297
	Other key management personnel	453	168	11	632
		650	263	16	929
Six months ended June 30, 2017	Directors	494	342	8	844
	Other key management personnel	731	575	11	1,317
		1,225	917	19	2,161

David Ebsworth, a Non-Executive Director, purchased £18 thousand of our ordinary shares as part of the Shareholder Private Placement and Vikas Sinha, a Non-Executive Director, purchased of £234 thousand of our ordinary shares, in the form of ADSs, as part of the Global Offering.

The Company recognizes Vivo Capital and Novo A/S as related parties. Both these funds participated in the Global Offering, as per the table below presenting their equity contributions:

Equity Contributions at Global Offering
£ thousands
Novo A/S	7,791
Vivo Capital	7,407

15. Convenience translation

We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of December 31, 2016 and June 30, 2017 and for the three and six month periods ended June 30, 2016 and 2017 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2017, which was £1.00 to $1.2995. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2016 AND JUNE 30, 2017

	Three months ended June 30, 2016 (unaudited)	Three months ended June 30, 2017 (unaudited)	Six months ended June 30, 2016 (unaudited)	Six months ended June 30, 2017 (unaudited)
	$	$	$	$
Research and development costs	(678,516)	(6,287,198)	(1,617,507)	(10,321,740)
General and administrative costs	(455,414)	(2,558,218)	(859,118)	(3,899,701)
Operating loss	(1,133,930)	(8,845,416)	(2,476,625)	(14,221,441)
Finance income	3,238	4,469,645	9,584	6,763,271
Finance expense	(100,393)	(1,035,471)	(192,209)	(1,271,050)
Loss before taxation	(1,231,085)	(5,411,242)	(2,659,250)	(8,729,220)
Taxation — credit	169,046	1,252,413	370,327	2,083,687
Loss for period	(1,062,039)	(4,158,829)	(2,288,923)	(6,645,533)
Other comprehensive income:
Exchange differences on translating foreign operations	16,083	(12,707)	20,618	(18,241)
Total comprehensive loss for the period attributable to owners of the Company	(1,045,956)	(4,171,536)	(2,268,305)	(6,663,774)
Loss per ordinary share — basic and diluted	(0.05)	(0.05)	(0.11)	(0.09)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	As of December 31, 2016 (audited)	As of June 30, 2017 (unaudited)
	$	$
ASSETS
Non-current assets:
Property, plant and equipment	17,982	16,508
Intangible assets	2,438,751	2,549,139
Goodwill	573,080	573,080
	3,029,813	3,138,727
Current assets:
Prepayments and other receivables	3,844,684	3,164,153
Current tax receivable	1,387,164	3,651,507
Short term investments	—	41,527,884
Cash and cash equivalents	51,700,735	81,366,877
	56,932,583	129,710,421
Total assets	59,962,396	132,849,148

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	3,337,185	6,814,842
Share premium	76,055,189	154,278,215
Share-based payment reserve	2,731,276	3,989,588
Accumulated loss	(37,332,085)	(43,995,859)
Total equity	44,791,565	121,086,786

Current liabilities:
Trade and other payables	3,669,124	6,898,181
Tax payable — US operations	163,819	127,042
Derivative financial instrument	10,295,423	3,651,166
Total current liabilities	14,128,366	10,676,389
Non-current liabilities:
Assumed contingent obligation	1,042,465	1,085,973
Total non-current liabilities	1,042,465	1,085,973
Total equity and liabilities	59,962,396	132,849,148

16. Subsequent Events

No events occurred after the reporting date that would have a material impact on the financial position of the Company.